

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 15, 2017

<u>Via E-Mail</u>
Mr. Bradley C. Richardson
Executive Vice President and Chief Financial Officer
PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012

     **Re:    PolyOne Corporation**
              **Form 10-K**
              **Filed February 16, 2017**
              **File No. 1-16091**

Dear Mr. Richardson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Terence O'Brien

                             Terence O'Brien
                             Branch Chief
                             Office of Manufacturing and Construction